Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Digital Deep Dive
Scripps Leaders Put Digital At Center
By Michael Depp
NetNewsCheck, August 12, 2014 7:27 AM EDT
Editor’s note: In this installment of our series of Digital Deep Dive special reports, NetNewsCheck examines the bold digital experimentation happening within The E.W. Scripps Company. Digital Deep Dive will go in-depth inside the companies defining media’s future and how they are tackling the challenges of digital disruption. Yesterday’s report included Inside Scripps’ WCPO Paywall Gamble and Does Scripps’ WCPO Paywall Measure Up?
CINCINNATI – The E.W. Scripps Company/Journal Communications merger news late last month wasn’t just a broadcast story. Scratch just below the surface and there’s digital in the deal’s DNA.
“I think Scripps’ aggressive digital strategies did factor into the deal,” says Adam Symson, the company’s SVP of digital. “The leadership at Journal recognizes what’s going on in the industry and recognizes we have the scale immediately to be able to fold the Journal properties into our strategies.”
Those strategies will now roll out across a footprint of 34 TV stations and 35 radio properties in 2015 if the merger is approved (Scripps’ 13 newspapers will merge separately with Journal’s papers as part of a new company, Journal Media Group). As the stage for Scripps’ digitally innovative approach widens, it merits a closer look at the two principal drivers of that strategy, Scripps’ CEO Rich Boehne and Symson.
There surfaces a picture of two men determined to confront the digital revolution head on, getting out in front of competitors with aggressive experimentation and investing in new products and distributed risk. Their zeal and urgency for change has pervaded and emboldened Scripps, whose entrepreneurial culture is manifesting on multiple digital fronts. For Boehne and Symson the stakes are high, but so is their potential to have an impact on the entire local media industry.
Boehne: unlikely iconoclast
From his office overlooking The Great American Ballpark in downtown Cincinnati, Boehne seems on the surface to be the least likeliest potential agent of such sweeping change. Like many of Scripps’ executives, he dresses down in jeans, sporting wire-rimmed glasses and a neat moustache and looking more like the weekend farmer that he is than an industry iconoclast.
And yet, revolution is among his favorite subjects. Boehne, who became CEO in 2008, says that things are always changing and that our current digital revolution is the third upheaval he’s seen in his 30 years in the media, the first being the advent of cable and the second cable’s niching.
Boehne started at Scripps covering capital markets for the company as a journalist and was called up to corporate to help the company transition to public. As cable’s potential grew, he says, “I got to sit through the discussion with people laughing and saying cable would never work, it would never penetrate 50% of homes and nobody would ever pay for television.”

After getting a front-row seat to Scripps’ early bets on the nascent cable industry, he then became part of the company’s “rebel camp” when his friend Ken Lowe had the idea to launch HGTV. “I bet my career on my friend’s idea,” he says.
For San Francisco-based media consultant Alan Mutter, this was an important experience for Boehne to have gone through in terms of the company’s path forward. “He took a bet that there was going to be an appetite for content like HGTV, that he could get advertising and get paid for the channel by cable operators,” Mutter says. “They bet on a series of very bold assumptions and turned out to be correct.”
Mutter says Boehne is taking the same principles that manifested with cable and applying them to digital now as consumer patterns shift again.
For his part, Boehne is revved up by the risk. “I really love instability and chaotic environments. There’s a really low return on certainty,” he says, noting that he’s “restless, paranoid and always very enthusiastic about what’s next.”
Separations and consolidations
The decoupling of newspapers from broadcast in the Scripps/Journal deal signals thinking that potential synergies no longer really exist between those legacy media. Boehne concedes as much, but he also says there remain direct lessons from TV for newspapers.
Local TV executives can’t follow the folly of newspapers that believed big profit margins and market penetration once made them invincible. Local TV may not face the same existential crisis, but it has an opportunity to develop new models while it’s ahead. That is, if it’s not too distracted by all these consolidations.
“[Broadcasters] for the past several years have been so obsessed with consolidation that we have not played a strong role in building and leading the evolution of television like broadcasters have done historically,” Boehne said in an interview before the merger prospect that would make his TV station group the nation’s 11th largest.
As with other recent broadcast consolidations, Wall Street was quick to embrace the Scripps/Journal news. But Boehne says larger strategies need to focus on core questions: What do people watch? How do marketers need to reach them? What does a broadcaster need to invest in that?
That investment is critical. “If you look at the amount of financial risk we’re taking today, it’s actually very small, and that’s where the industry needs to step up and redeploy resources more aggressively,” he says.
Consultants, he adds, will usually say to put 1% of revenue into R&D, though “Scripps is probably more risk tolerant than most companies,” having talked about investing to the tune of $20 million to $25 million.
“But even that’s not a huge bet,” Boehne adds, “and we’ll probably step it up from there.”
Symson and a history of innovation
Boehne may have found his ideal partner in Symson, who, like him, comes from a background in journalism but exhibits a strong entrepreneurial streak.
“They’re unique individuals in that they understand the business side of print, broadcast and digital very well, and that’s unusual in people who grew up on the content side,” says media analyst Gordon Borrell, who awarded Symson his 2014 Award of Merit for the digital chief’s experimental streak.
Symson himself frames his role as part of Scripps’ long history of thinking about the consumer first, starting with founder E.W. Scripps launching a penny press in Cleveland, then the company making early moves into television and later cable, launching channels like HGTV ahead of the curve. It’s a trajectory into which he’s actively plugging.

When Scripps spun off its networks and interactive business in 2008, he says it brought the company back to its journalistic roots, not to mention kept its free cash from being routed to development in Knoxville. In 2011, the company took digital out of its newspaper division and set it up as its own organization within Scripps to lead development. Symson had previously led digital for the broadcast side only.
Now, Symson says, his main challenge in digital is dealing with audience fragmentation, and one of his main focuses over the next few years will be to build up the brand itself along with massively experimenting inside of it. There, he says, Scripps is at a critical moment in the industry’s history.
“Nobody has ever won a baseball game by taking balls and waiting to get hit by the pitcher,” he says. Scripps needs to swing plenty, hit some singles and maybe even the odd home run, he adds, because nothing’s going to be achieved by just standing over the plate.
So far, no one can accuse Symson of failing to swing big. Under his watch, the company has launched an entrepreneurial hub called the Digital Solutions Group (itself the subject of a story in our series on Wednesday) tasked with developing new digital products and business lines that both enhance and disrupt Scripps’ core competencies.
“We have gotten extremely complacent,” he says. “We have got to produce products that are either lovable or necessary.”
Scripps’ aspirations for WCPO and data
The biggest project yet to spin out of Scripps’ DSG is Cincy-based WCPO’s Insider program, the first-ever TV website paywall that was preceded by a major ramp-up in staffing and content.
Boehne says the WCPO playbook first dictated establishing value for the content to compete for the consumer’s time. The next step was establishing value through the pay model. But a third and crucial further step is better collecting and acting on consumer data.
“It’s absolutely essential to build out the data and affinity side,” he says, though Scripps’ own back- end development to do so is still in its early stages, and the company yields few details on its capacities there.
Boehne has been wildly encouraged by Jeff Bezos’ purchase of The Washington Post in this regard, and thinks Bezos sees an Amazon-like affinity potential in the local media business. He’s also enamored by some European affinity models he’s seen, particularly at Tesco.
Local media, particularly newspapers, have been woefully behind in making good use of their data, Boehne says, and being based in Cincinnati among such corporate HQ neighbors as Proctor & Gamble and Kroger has left him fascinated “by the steps they’ve taken to change their business to a one-to-one relationship.”
The current local media approach to just throwing up ads in untenable, he says, and is too far behind the developments he’s seeing in consumer goods and other areas. With plans going forward to drive its own advertising more by data, he says ads will continue to move from broad and inefficient to narrow and more efficient.
The outside view
Scripps’ embrace of innovation and risk has attracted much outside attention and admiration, including from media-watcher Mutter. “The leadership sets the culture,” he says, and Scripps setting aside the capital to fund a group of smart people and giving them latitude in their projects “is exactly the kind of culture you need in a company to be innovative.”
The company also understands the importance of failure, he adds, with an expectation that not all of its ventures will pan out and a resolve to stick through the lean times. Not many newspaper publishers or broadcasters readily exhibit those qualities, he says, nor can many make the hard call, such as Scripps did when it shuttered The Rocky Mountain News.

“To shut a flagship paper, that is a disruptive act,” Mutter says. “It suggests a toughness of mind and a willingness to see things as they are.”
Analyst Borrell says Scripps’ innovation is buttressed by solid bottom line thinking. “They’re constantly asking the important question: how do we pay for this?” he says. “They’re looking at it as a business as opposed to a toy chest.”
Both Boehne and Symson have been deeply indoctrinated by Scripps’ longstanding corporate culture, he adds, which has made for a very positive, naturally motivated working environment.
“If you go to Scripps and talk to people, for the most part they love working there,” Borrell says. “They’re treated very well, they’re trained appropriately and there’s a very different and uplifting team attitude. That comes from the top.”
Post-merger changes
With the Journal merger pushing the company back into the headlines, it prompts questions of potential strategy shifts on digital.
Certainly with the acquisition of 35 new radio stations in 8 markets (5 of which are shared with TV markets), Symson will have a new challenge in front of him. After all, radio has proven to be the legacy medium most stubbornly behind digital’s evolutionary curve.
But Symson thinks radio hasn’t missed the digital boat yet. “I’m not suggesting we’ll apply the same digital strategies that we have for our news products into our radio products, but there’s a lot of opportunity there, and we would intend to be as aggressive in ensuring that those local media brands continue down that same road of deepening relationships with consumers,” he says.
Migrating all of the TV stations on to a single platform, which Symson posits as essentially necessary and inevitable, will present challenges. But having already gone through the process with all of Scripps’ TV stations and newspapers over the past two years, he’s confident in his team to execute that without hitches.
From the helm, Boehne doesn’t see the merger as prompting any kind of digital course change. “The strategy will stay the same,” he says. “The great news is we’ve already got this stuff created and we can roll it out across the Journal markets.”
Other local media companies might not be so confident that their road map could hold together in the face of such a big change. But perhaps that’s the rare luxury that Scripps’ very aggressive digital offense has afforded, at least for now.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.